Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 13 DATED DECEMBER 21, 2007
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”), Supplement No. 7 dated July 16, 2007, Supplement No. 11 dated October 16, 2007 and Supplement No. 12 dated November 16, 2007. The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.          To provide an update on the status of our current public offering;

B.          To provide information regarding distributions recently declared;

C.	To describe the potential acquisition of a property located in Phoenix, Arizona by the Core Fund;

D.	To describe the potential acquisition of a property located in El Segundo, California by Hines REIT;

E.	To describe the acquisition of an office building located in Dallas, Texas by Hines REIT; and

F.	To provide an update to the discussion of our share redemption program throughout the Prospectus.

A.           Status of Our Current Offering

As of December 17, 2007, we had received gross proceeds of approximately $1,103.1 million from the sale of approximately 106.2 million of our common shares in our current public offering, including approximately $46.8 million relating to approximately 4.8 million shares issued under our dividend reinvestment plan. As of December 17, 2007, approximately $943.7 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $153.2 million in shares available under our dividend reinvestment plan.

B.           Distributions Declared

With the authorization of our board of directors, we have declared distributions for the months of December 2007 and January 2008. The distributions will be calculated based on shareholders of record each day during each month in an amount equal to $0.00170959 per share, per day.  The distributions for the month of December 2007 will be aggregated and paid in cash in January 2008 and the distributions for the month of January 2008 will be aggregated and paid in cash in April 2008.

C.           Potential Acquisition of Renaissance Square by the Core Fund

On November 15, 2007, an indirect subsidiary of the Core Fund entered into a contract to acquire Renaissance Square, a complex consisting of two office buildings located in the central business district of Phoenix, Arizona. Renaissance Square was constructed between 1987 and 1989 and contains 965,508 square feet of rentable area that is approximately 95% leased.  Quarles & Brady Streich Lang, LLP, a law firm, leases 161,300 square feet or approximately 17% of the net rentable area of Renaissance Square, under a lease that expires in April 2015 and contains options to renew for two additional five-year periods. Lewis & Roca LLP, a law firm, leases 114,328 square feet or approximately 12% of the net rentable area of Renaissance Square, under a lease that expires in February 2014 and contains options to renew for two additional five-year periods. Bryan Cave, LLP, a law firm, leases 103,353 square feet or approximately 11% of the net rentable area of Renaissance Square, through leases that expire in April 2010 and April 2017 and contains options to renew for two additional five-year periods. The remaining lease space is leased to 45 tenants, none of which leases more than 10% of the building’s rentable area.

The contract purchase price for Renaissance Square is expected to be $270.9 million, exclusive of transaction costs, financing fees and working capital reserves. The Core Fund expects to fund this acquisition using borrowings under its revolving credit facility and the assumption of an existing mortgage loan. There is no guarantee that the acquisition will be consummated and if the Core Fund elects not to close the acquisition of Renaissance Square, it will forfeit its $10.0 million earnest money deposit.

D.           Potential Acquisition of El Segundo by Hines REIT

On December 17, 2007, we entered into a contract with Newkirk Segair L.P.  to acquire the Raytheon/DirectTV Buildings, a complex consisting of two office buildings located in the South Bay submarket of El Segundo, California. The seller is not affiliated with us or its affiliates.

The Raytheon/DirectTV Buildings were constructed in 1976 and consist of 550,579 square feet of rentable area that are 100% leased to two tenants. Raytheon Company, a defense and aerospace systems supplier, leases 345,377 square feet or approximately 63% of the buildings’ rentable area, under a lease that expires in December 2018. DirectTV, a satellite television provider, leases 205,202 square feet or approximately 37% of the buildings’ rentable area, under a lease that expires in December 2013.

The contract purchase price for the Raytheon/DirectTV Buildings is expected to be approximately $120.0 million, exclusive of transaction costs, financing fees and working capital reserves. We expect to fund the acquisition using proceeds from our current public offering and the assumption of an existing mortgage loan. In connection with the acquisition of this property, we expect to pay our Advisor approximately $600,000 in cash acquisition fees. Likewise, the interest in the Operating Partnership represented by the Participation Interest will increase as a result of the acquisition.

We expect the closing of this acquisition to occur during January 2008. There is no guarantee that this acquisition will be consummated and if we elect not to close the acquisition of the Raytheon/DirectTV Buildings, we could forfeit our $10.0 million earnest money deposit.

E.           Acquisition of JP Morgan Chase Tower by Hines REIT

On November 16, 2007, we acquired JP Morgan Chase Tower (“Chase Tower”), a 55-story office building located in the uptown submarket of Dallas, Texas. The seller, 2200 Ross, L.P., is not affiliated with us or our affiliates.

The contract purchase price for Chase Tower was approximately $289.6 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded using proceeds from our current public offering and borrowings under our revolving credit facility with KeyBank National Association.

In connection with the acquisition of this property, we paid our Advisor approximately $1.4 million in cash acquisition fees. In addition, the interest in the Operating Partnership represented by the Participation Interest increased as a result of this acquisition. Hines serves as the property manager and will provides services and receives certain fees and expense reimbursements in connection with the leasing, operation and management of Chase Tower.

Our management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Chase Tower (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The building was constructed in 1987. It contains 1,296,407 square feet of rentable area that is approximately 92% leased. JP Morgan Chase, a financial services firm, leases 210,707 square feet or approximately 16% of the building’s rentable area, under a lease that expires in September 2022. Locke Lord Bissell & Liddell LLP, a law firm, leases 207,833 square feet or approximately 16% of the building’s rentable area, under a lease that expires in December 2015. Deloitte & Touche LLP, a public accounting firm, leases 154,476 square feet or approximately 12% of the building’s rentable area, under a lease that expires in June 2012. Fulbright & Jaworski, a law firm, leases 146,064 square feet or approximately 11% of the building’s rentable area, under a lease that expires in December 2016. The remaining lease space is leased to 31 tenants, none of which leases more than 10% of the building’s rentable area.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Chase Tower during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
2002	89.7%	$27.33
2003	84.2%	$27.06
2004	80.8%	$26.01
2005	77.7%	$25.35
2006	80.1%	$24.52
_________________

(1)
Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, all of the scheduled lease expirations for the period from the date of acquisition (November 16, 2007) through December 31, 2007 and for each of the years ending December 31, 2008 through 2016 for Chase Tower. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area
2007	-	-	-
2008	8	56,226	4.5%
2009	7	58,856	4.7%
2010	3	25,061	2.0%
2011	5	64,563	5.2%
2012	6	169,551	13.6%
2013	4	60,060	4.8%
2014	-	-	-
2015	1	207,833	16.3%
2016	3	192,709	15.5%

F.           Modification to our Share Redemption Program

On November 30, 2007, our board of directors authorized an amendment to our share redemption program.  Beginning with any requests for redemption made on or after January 1, 2008, we will redeem shares (subject to the conditions and limitations of the share redemption program) on a monthly, rather than quarterly, basis, to the extent that we have sufficient cash to do so and meet all other requirements specified by the share redemption program.

As a result of this change in timing, the Prospectus is amended such that wherever the share redemption program is discussed, the terms “quarter” and “quarterly” are replaced with “month” and “monthly,” respectively.